PROXY STATEMENT	PROSPECTUS
OF	OF
SAPELO BANCSHARES, INC.	ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Sapelo Bancshares, Inc. and Atlantic Southern Financial Group, Inc. have each approved a transaction that will result in the merger of Sapelo with and into Atlantic Southern. Atlantic Southern will be the surviving bank holding company in the merger. Shareholders of Sapelo are being asked to approve the merger at a special meeting of shareholders to be held on Tuesday, December 12, 2006. Atlantic Southern shareholders are not required to approve the merger.

If the merger is completed, Sapelo shareholders will receive for each of their shares 2.10 shares of Atlantic Southern common stock, $63.00 in cash, or a combination of both. Each Sapelo shareholder is entitled to receive approximately 60% of their merger consideration in the form of Atlantic Southern common stock and approximately 40% of their merger consideration in the form of cash. Depending on the elections of other Sapelo shareholders, you may be permitted to receive a different allocation of stock and cash. Accordingly, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Sapelo common stock you hold. If the elections of all Sapelo shareholders result in an over subscription of the pool of Atlantic Southern common stock or cash, the exchange agent will allocate the consideration you will receive between cash and Atlantic Southern common stock in accordance with the proration procedures described in this proxy statement-prospectus.

It is possible, however, that you may not receive the type(s) of consideration that you elect because the type of consideration elected is subject to adjustment to the extent necessary to ensure the issuance of the fixed number of shares of Atlantic Southern common stock described above. Atlantic Southern’s common stock is quoted on the OTC Bulletin Board under the symbol “ASFN.”

A special meeting of Sapelo’s shareholders will be held at the main office of Sapelo National Bank, located at 1200 Northway Street, Darien, Georgia 31305, on December 12, 2006 at 5:30 p.m. local time. At the special meeting, you will be asked to approve the Amended and Restated Agreement and Plan of Reorganization by and among Atlantic Southern, Atlantic Southern Bank, Sapelo and Sapelo National Bank, which we also refer to in this proxy statement-prospectus as the merger agreement. Sapelo’s board of directors recommends that you vote FOR approval of the merger agreement and urges you to sign and date the enclosed proxy and return it promptly in the enclosed envelope to make sure that your vote is counted. Of course, if you attend the meeting, you may vote in person, even if you have returned your proxy.

You should read this entire proxy statement-prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Atlantic Southern common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement-prospectus is dated November 3, 2006 and is first being mailed to Sapelo’s shareholders on or about November 7, 2006.

SUMMARY

We have prepared this summary to assist you in your review of this proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this proxy statement-prospectus. To understand the merger and the issuance of cash and shares of Atlantic Southern common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the appendices and the documents incorporated into this proxy statement-prospectus by reference. You may obtain the information about Atlantic Southern that is incorporated by reference in this document, without charge, by following the instructions in the section entitled “Where You Can Find Additional Information.” We urge you to read all of these documents in their entirety prior to returning your proxy or voting at the special meeting of Sapelo’s shareholders.

Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Companies (See page 47 for Atlantic Southern and page 49 for Sapelo)

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
4077 Forsyth Road
Macon, Georgia 31210
(478) 757 8181

Atlantic Southern is a Georgia corporation and a registered bank holding company headquartered in Macon, Georgia. Atlantic Southern’s banking subsidiary is Atlantic Southern Bank. Atlantic Southern Bank provides a full range of traditional banking services throughout central and coastal Georgia through its branches in Macon, Warner Robbins and Savannah, Georgia.

As of December 31, 2005, Atlantic Southern had consolidated total assets of approximately $388.7 million, consolidated total loans of approximately $327.3 million, consolidated total deposits of approximately $279.3 million and consolidated shareholders’ equity of approximately $22.8 million. As of June 30, 2006, Atlantic Southern had consolidated total assets of approximately $492.5 million and total loans of approximately $409.4 million, up 27% and 23% respectively from December 31, 2005.

On September 15, 2006, Atlantic Southern announced its proposed acquisition of First Community Bank of Georgia (“FCB”). Under the terms of the agreement, FCB will merge into Atlantic Southern Bank. The transaction is valued at approximately $16.5 million, and FCB shareholders will receive 0.742555 shares of Atlantic Southern common stock for each share of FCB common stock they hold, or in the aggregate, 548,634 shares of Atlantic Southern’s common stock. FCB is headquartered in Roberta, Georgia and has branches in Byron, Georgia and Lizella, Georgia, with approximately $73 million in assets, $60 million in deposits and $7.5 million in stockholders’ equity as of June 30, 2006. The consummation of, or the failure to consummate, the FCB acquisition will have no impact on either Atlantic Southern’s or Sapelo’s obligation to complete the merger.

SAPELO BANCSHARES, INC.
1200 Northway Street
Darien, Georgia  31305
(912) 437 5252

Sapelo Bancshares, Inc. is a registered bank holding company headquartered in Darien, Georgia. Sapelo National Bank, Sapelo’s banking subsidiary, provides banking services through its main office in McIntosh County, Georgia and operates three branches in Glynn County, Georgia.

As of December 31, 2005, Sapelo had consolidated total assets of approximately $62.9 million, consolidated total loans of approximately $40.5 million, consolidated total deposits of approximately $53.4 million and consolidated shareholders’ equity of approximately $6.4 million. As of June 30, 2006,

Differences in Rights of Sapelo’s Shareholders after the Merger (See page 42)

Sapelo shareholders who receive Atlantic Southern common stock in the merger will become Atlantic Southern shareholders as a result of the merger. Their rights as shareholders after the merger will be governed by Georgia law and by Atlantic Southern’s articles of incorporation and bylaws. The rights of Atlantic Southern shareholders are different in certain respects from the rights of Sapelo’s shareholders. The material differences are described later in this proxy statement-prospectus.

First Community Bank of Georgia Transaction (See page 47)

On September 15, 2006, Atlantic Southern announced its proposed acquisition of First Community Bank of Georgia. Under the terms of the agreement, FCB will merge into Atlantic Southern Bank. The transaction is valued at approximately $16.5 million, and FCB shareholders will receive 0.742555 shares of Atlantic Southern common stock for each share of FCB common stock they hold. FCB is headquartered in Roberta, Georgia and also has branches in Byron, Georgia and Lizella, Georgia, with approximately $73 million in assets, $60 million in deposits and $7.5 million in stockholders’ equity as of June 30, 2006. The merger is independent of the proposed merger of First Community Bank of Georgia with and into Atlantic Southern Bank, and accordingly, the consummation of, or the failure to consummate, the FCB merger will have no impact on either Atlantic Southern’s or Sapelo’s obligation to complete the merger.

Accounting Treatment (See page 39)

Atlantic Southern is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States of America (“GAAP”).

UNAUDITED COMPARATIVE PER SHARE DATA

The following summary presents per share information for Atlantic Southern, Sapelo and FCB on a historical, pro forma combined and pro forma diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to both of the Sapelo and FCB mergers accounted for using the purchase method of accounting. This information should be read in conjunction with the companies’ historical financial statements and related notes and pro forma condensed financial data included elsewhere herein. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the mergers had occurred before such periods or the future results that the companies will experience after the mergers.

The pro forma combined income per diluted share has been computed based on the diluted average number of outstanding shares, and common shares of Atlantic Southern adjusted for the additional shares to be issued in connection with the acquisition of Sapelo and FCB. The merger equivalent income per diluted share of Sapelo and FCB is based on the number of shares of Atlantic Southern common stock into which each share of Sapelo and FCB common stock will be converted in the mergers.

The pro forma combined book value per share is based upon the pro forma combined equity of Atlantic Southern divided by the pro forma number of outstanding shares of the combined companies as of June 30, 2006. The merger equivalent book value per share of Sapelo and FCB are based on the number of shares of Atlantic Southern common stock into which each share of Sapelo and FCB common stock will be converted in the merger, as follows, Sapelo: 305,695 shares; and FCB: 548,634 shares. The foregoing assumes that the shares of Atlantic Southern common stock to be issued will have a value of $30.00 per share, which was the value assigned to the Atlantic Southern common stock in the Sapelo merger agreement and the agreement governing the proposed FCB merger.

The Sapelo merger equivalent is presented with the pro forma combined of only Atlantic Southern and Sapelo multiplied by the exchange ratio of 2.10, as well as a presentation of the pro forma combined of Atlantic Southern, Sapelo and FCB, multiplied by the exchange ratio of 2.10.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Net earnings per common share:
Earnings (loss) per diluted share:
Atlantic Southern	$0.79	$1.33
Sapelo	1.35	2.40
Pro forma combined (Atlantic Southern and Sapelo)	0.82	1.40
Sapelo merger equivalent—Atlantic Southern and Sapelo(1)	1.73	2.94
FCB	0.39	1.15
Pro forma combined (Atlantic Southern, Sapelo and FCB)	0.78	1.42
Sapelo merger equivalent—Atlantic Southern, Sapelo and FCB(2)	1.64	2.97
FCB merger equivalent(3)	0.58	1.05

	As of June 30, 2006	Year Ended December 31, 2005
Balance Sheet Data:
Net book value per share:
Atlantic Southern	$14.58	$9.75
Sapelo	29.52	27.83
Pro forma combined (Atlantic Southern and Sapelo)	15.88	11.78
Sapelo merger equivalent—Atlantic Southern and Sapelo(1)	33.35	24.75
FCB	10.57	10.25
Pro forma combined (Atlantic Southern, Sapelo and FCB)	17.75	14.07
Sapelo merger equivalent—Atlantic Southern, Sapelo and FCB(2)	37.28	30.68
FCB merger equivalent(3)	13.18	10.85

	As of June 30, 2006	Year Ended December 31, 2005
Cash Dividends
Atlantic Southern	$—	$—
Sapelo	—	—
FCB	0.30	0.25
Atlantic Southern pro forma combined	—	—
Sapelo merger equivalent	—	—
FCB merger equivalent	0.30	0.25

  (1) Calculated by multiplying the Pro forma combined (Atlantic Southern and Sapelo) information by the exchange of 2.10.

  (2) Calculated by multiplying the Pro forma combined (Atlantic Southern, Sapelo and FCB) information by the exchange ratio of 2.10.

  (3) Calculated by multiplying the Pro forma combined (Atlantic Southern, Sapelo and FCB) information by the exchange ratio of 0.742555.

Atlanta	•	Washington

RESIDENT IN ATLANTA OFFICE
DIRECT DIAL: (404) 572- 6694
TWADE@POGOLAW.COM

October 31, 2006

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn. Mr. William Friar

Re:       Atlantic Southern Financial Group, Inc.
Changed Pages to Proxy Statement—Prospectus on Form S-4
Suggestions Distributed October 20, 2006
File No. 333-137776

Ladies and Gentlemen:

On behalf of our client, Atlantic Southern Financial Group, Inc. (the “Company”), we are responding to the comments received from your office by phone call on October 20, 2006, with respect to the above-referenced Proxy Statement—Prospectus on Form S-4. The attached changed pages, filed concurrently with this letter, reflect the Company’s responses to your comments.

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Very truly yours,
/s/ M. TODD WADE
For POWELL GOLDSTEIN LLP

Enclosures
::ODMA\PCDOCS\ATL\1093738\1

cc:           Ms. Carol Soto (w/encl.)
Thomas Powell, Esq.